UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santander

Earnings Release
(BR GAAP)

4th Quarter of 2017

Santander
Simple | Personal | Fair

Earnings Release (BR GAAP) | 4Q17

Table of Contents

Managerial Analysis of Results – BR GAAP

Earnings Release (BR GAAP) | 4Q17

Data Summary for the Period

All information presented in this report considers the managerial result, except where otherwise indicated. This quarter we had two events affecting the accounting result. Thus, for better comparability, we excluded these events from the managerial analysis. The reconciliation with the accounting result can be found on pages 26 and 27.

MANAGERIAL¹ ANALYSIS - BR GAAP	2017	2016	Var.	4Q17	3Q17	Var.
			12M			3M

RESULTS (R$ million)
Net interest income	37,327	31,497	18.5%	9,498	9,863	-3.7%
Fees	15,611	13,263	17.7%	4,239	3,871	9.5%
Allowance for loan losses	(9,708)	(10,456)	-7.2%	(2,656)	(2,429)	9.3%
General Expenses²	(19,167)	(17,919)	7.0%	(5,183)	(4,806)	7.8%
Personnel Expenses	(9,091)	(8,698)	4.5%	(2,367)	(2,319)	2.0%
Administrative Expenses	(10,076)	(9,222)	9.3%	(2,816)	(2,487)	13.2%
Managerial net profit³	9,953	7,339	35.6%	2,752	2,586	6.4%
Accounting net profit	7,997	5,533	44.5%	2,498	1,795	39.2%

BALANCE SHEET (R$ million)
Total assets	683,732	701,705	-2.6%	683,732	676,768	1.0%
Securities and Derivative Financial Instruments	171,730	169,590	1.3%	171,730	182,557	-5.9%
Loan portfolio	272,562	256,883	6.1%	272,562	262,965	3.6%
Individuals	108,115	91,414	18.3%	108,115	102,263	5.7%
Consumer finance	41,884	34,777	20.4%	41,884	39,178	6.9%
SMEs	34,288	32,799	4.5%	34,288	32,945	4.1%
Corporate	88,275	97,893	-9.8%	88,275	88,579	-0.3%
Expanded Loan Portfolio⁴	347,907	322,783	7.8%	347,907	336,409	3.4%
Funding from Clients⁵	307,619	298,402	3.1%	307,619	309,244	-0.5%
Deposits (demand, saving and time)	200,230	142,583	40.4%	200,230	201,417	-0.6%
Equity⁶	58,869	55,598	5.9%	58,869	61,564	-4.4%

PERFORMANCE INDICATORS (%)
Return on average equity excluding goodwill⁶ - annualized	16.9%	13.3%	360 bps	18.3%	17.1%	121 bps
Return on average asset excluding goodwill⁶ - annualized	1.5%	1.1%	36 bps	1.6%	1.6%	6 bps
Efficiency ratio⁷	44.1%	48.3%	-418 bps	44.3%	43.7%	59 bps
Recurrence ratio⁸	81.4%	74.0%	743 bps	81.8%	80.5%	125 bps
BIS ratio	15.8%	16.3%	-48 bps	15.8%	16.2%	-35 bps
Tier I	14.7%	15.2%	-43 bps	14.7%	15.2%	-45 bps
Tier II	1.1%	1.2%	-4 bps	1.1%	1.0%	10 bps

PORTFOLIO QUALITY INDICATORS (%)
Delinquency ratio (over 90 days)	3.2%	3.4%	-20 bps	3.2%	2.9%	30 bps
Individuals	3.7%	4.1%	-39 bps	3.7%	3.7%	-1 bps
Corporate & SMEs	2.5%	2.7%	-17 bps	2.5%	1.9%	60 bps
Coverage ratio (over 90 days)	202.5%	212.0%	-953 bps	202.5%	229.7%	-2,726 bps
Delinquency ratio (over 60 days)	4.0%	4.2%	-21 bps	4.0%	3.6%	33 bps

OTHER DATA
Assets under management[9] - AUM (R$ million)	292,715	251,042	16.6%	292,715	296,043	-1.1%
Branches	2,255	2,254	1	2,255	2,255	-
PABs (mini branches)	1,211	1,167	44	1,211	1,169	42
Own ATMs	13,522	13,806	(284)	13,522	13,507	15
Shared ATMs	21,195	19,868	1,327	21,195	20,940	255
Employees	47,404	47,380	24	47,404	46,734	670

¹ Excluding 100% of the goodwill amortization expense, the foreign exchange hedge effect and other adjustments, as described on pages 26 and 27.
² Administrative expenses exclude 100% of the goodwill amortization expense. Personnel expenses include profit-sharing.
³ Managerial net profit corresponds to the corporate net profit, excluding the extraordinary result and the 100% reversal of the goodwill amortization expense that occurred in the period.
Goodwill amortization expenses were R$ 166 million in 4Q17, R$ 457 million in 3Q17 and R$ 451 million in 4Q16.
4 Including other credit risk transactions (debentures, FDIC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees).
5 Including Savings, Demand Deposits, Time Deposits, Debentures, LCA, LCI, financial bills and Certificates of Structured Operations ("COE").
6 Excluding 100% of the goodwill balance (net of amortization), which amounted to R$ 631 million in 4Q17, R$ 795 million in 3Q17 and R$ 2,174 million in 4Q16.
7 Efficiency Ratio: General Expenses / (Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses).
8 Recurrence ratio: Fees/ General Expenses.
9 According to ANBIMA (Brazilian Financial and Capital Markets Association) criteria.

Earnings Release (BR GAAP) | 4Q17

Strategy

Banco Santander Brasil is the only international bank with scale in the country. We are convinced that the best way to grow in a profitable, recurring and sustainable manner is by providing excellent services to enhance customer satisfaction levels and attract more customers, making them more loyal. Our actions are based on establishing close and long-lasting relationships with customers, suppliers and shareholders. To accomplish that goal, our purpose is to help people and businesses prosper by being a Simple, Personal and Fair Bank, guided by the following strategic priorities:

Increase	Improve the	Be disciplined	Boost
customer	profitability,	with capital and	productivity
preference and	recurrence and	liquidity to	through an
loyalty by	sustainability of our	preserve our	intense agenda
offering	results by growing in	solidity, face	of commercial
targeted,	businesses with	regulatory	improvements
simple, digital	greater revenue	changes and	that enable us to
and innovative	diversification, aiming	seize growth	offer a complete
products and	to strike a balance	opportunities.	portfolio of
services through	between loan, funding		services.
a multi-channel	and services, while
platform.	maintaining a
preemptive risk
management
approach and
rigorous cost control.

In 2017 we achieved historically remarkable results, reflecting a positive dynamic of strong commercial activity, combined with fast-paced innovations and services. Moreover, we further solidified the strength of our internal culture: we are a better-aligned organization to consistently provide a more delightful experience for our customers and, consequently, we grow in a sustainable and profitable manner. Due to these actions, we continued to expand our profitable market share.

People

  Culture is Santander's Foundation! In 2017 we strengthened our culture and today we are a better-aligned organization to consistently improve customer service and experience.

GPTW (Great Place to Work): for the second consecutive year we ranked among the "Best Companies to Work for" in the country.

  Our global engagement survey reached 88% this year.
  We held our largest corporate event at Allianz Parque stadium, with the participation of nearly 35 thousand employees (approximately 74% of our employees).

Retail

  Credit cards: robust growth in credit card turnover for the ninth consecutive quarter, reaching a market share of 15.1%1, up 190bps in 12 months.
  The offering of AAdvantage® cards continues to enjoy a high activation rate, while Santander Way still maintains good ratings in app stores (4.8 stars in Apple and 4.6 stars in Google Play). With a continued focus on perfecting our offerings, this quarter we launched Santander Pass, an NFC technology bracelet and sticker for contactless payments; we initiated Identity Check Mobile tests in partnership with Mastercard and Dafiti to authenticate online payments through biometrics or facial recognition;

Earnings Release (BR GAAP) | 4Q17

and we began to offer the new Santander/Smiles credit cards.

  Payroll Loans: we continued to see substantial growth in origination (+58% in the 12-month period), exceeding the market, which has contributed to expand our market share to 12.9%[2] (+214bps in 12 months). The digital payroll loans platform has supported the growth in this portfolio. This innovation reinforces our strategy of providing a better experience for our customers.
  Investments: we invigorated the concept of financial advisory services with closer customer relationships, offering solutions that match the needs of each client. Additionally, we inaugurated Santander One, a digital platform aimed at providing financial education and recommendations on the best investment solutions, which has already received over 8.0 million views in the quarter.
  Real Estate: this quarter we scaled our commercial efforts with the purpose of promoting the product among our customers.
  In addition to that, we maintained our offering of Mortgage Loans starting from single-digit rates. All these actions allowed us to increase our origination of loans to individuals (+88% in twelve months), exceeding the market average.

    Getnet

      Considerable growth in total turnover in the year (+31% in 12 months), 3x ahead of the market[1], reaching R$ 142.1 billion. This increase is explained by credit (+29% in twelve months) and debit (+36% in twelve months) turnover. Our solid strategy in the segment enabled us to attain a 11.5%[1] (+168bps in 12 months) market share.
      During the year, we implemented the full- acquiring model and unveiled the option to buy or rent the POS device, thereby allowing customers to choose the service that best suits their needs.

      In 2017 we earned a prominent position among acquiring companies in Latin America, ranking 2nd in web[3] transactions and 4th in total transactions[3].

    SMEs

      Agro: we continued to enhance our specialized services to deliver more appropriate solutions for customers in this segment. Throughout 2017 we expanded our presence and inaugurated 14 segment-focused branches in strategic regions.
      SMEs: we advanced our market share to 11.0%[4] (+241bps in twelve months). We continued to step up our efforts in this segment with differentiated, sector-oriented and specialized services, with the objective of expanding our portfolio and boosting customer loyalty.

      We were named the Best Bank in the World for SMEs by Euromoney.

     Black Week

      In line with our digital strategy, this quarter we ran the Black Week Santander, a disruptive strategy in the Brazilian financial sector, with specific offers on physical and digital channels.
      With strong sales growth in e-commerce, Black Week Santander helped us hit a record in origination volume. In the year, total e- commerce revenues climbed 78% (in twelve months), primarily driven by credit cards (+1.9x in twelve months) and personal loans (+ 2.1x in twelve months).
      Strengthening leading businesses
      Santander Financiamentos: we maintained our leadership in vehicle financing, with a market share of 23.0%[2] (+310bps in 12 months). Our +Negócios digital platform continues to support the expansion of our portfolio, with a 60% twelve-month rise in unique vehicle financing simulations compared to December 2016. Digital platform +Vezes, which is geared towards the consumer goods segment (CDC)[5], has already reached approximately 175 thousand unique simulations a month. This innovation puts us in a powerful position to capture business opportunities.

Earnings Release (BR GAAP) | 4Q17

      Global Corporate Banking (GCB): we fine- tuned our services in this segment with a more customer-centric model, which enabled us to be recognized as leaders:
      In the foreign exchange market, we led the field in transactions, according to the Brazilian Central Bank[6].
      We still hold the leading position in financial advisory services for project financing in Brazil, according to Dealogic[7] and Anbima[7].
      We were named the Best Treasury in Brazil8 .

     We are among the top Research teams in Brazil and Latin America[9].

      Other ventures:

    HDI Seguros: this quarter we announced a joint venture[10] with HDI Seguros for the issuance, offering and fully digital sale of auto insurance. This deal reinforce our leadership in vehicle financing and will establish a new benchmark for services in the industry, in which customers will be able to purchase insurance products in a simpler and faster way.

    Sustainability:

    On the sustainability front, Santander continues to hold a prominent spot in the “Prospera Santander” Microcredit Program, which already reached R$ 425 million in the loan portfolio at the end of December 2017. In the higher education segment, we have awarded approximately 9.5 thousand scholarships since 2015, actively contributing to the advancement of education in the country.

    Our social and environmental loan portfolio totaled R$ 2.3 billion at the end of December 2017.

Customer loyalty:

    Growth in our customer base illustrates our continued focus on enhancing the experience of our customers. As a result, our base of active current account holders has grown for 31 consecutive months.

    1 Source: ABECS, as of September 2017. 2 Source: Brazilian Central Bank, as of November 2017. 3 Source: Nilson Report, as of 2016. 4 Source: Brazilian Central Bank, as of September 2017. 5 Consumer credit. 6 Source: Brazilian Central Bank, as of December 2017. 7 Financial Advisory in the Americas. Dealogic. 9M17 and Financial Advisory – leadership since 2008, ANBIMA 2016. 8 Source: Euromoney. 9 Source: Institutional Investor Magazine. 10 The completion of the transaction is subject to compliance with certain conditions, including obtaining the required regulatory approvals.

Earnings Release (BR GAAP) | 4Q17

Executive Summary
In 2017, net profit reached its highest level ever, with growth of 35.6% in twelve months, reflecting another year of solid results, underpinned by a more favorable environment of robust commercial activity, with our expanded retail operations accounting for a larger share of the bank's results. We maintain a preemptive risk management approach, alongside a continued focus on productivity. We reiterate our commitment to leveraging the generation of results based on a more efficient, productive and customer-centric business model.

    Managerial net profit

    totaled R$ 9,953 million in 2017, reaching the highest level in our history, growing 35.6 % in twelve months and rising 6.4% in three months, driven by a better commercial environment, thus providing for sustainable and recurring growth.

    Total revenues

    amounted to R$ 52,938 million in 2017, advancing 18.3% in twelve months (or R$ 8.179 million) highlighted by the good performance of net interest income in volumes and spreads, as well as fee revenues. In three months these revenues remained stable.

    Net interest income reached R$ 37,327 million in 2017, climbing 18.5% in twelve months, with positive dynamics in all business segments. In three months, net interest income decreased by 3.7%, impacted by lower income from market activities. It is worth noting, though, that over the same period customer margins recorded growth due to higher volumes and spreads.

    Fees came to R$ 15,611 million, rising 17.7% in twelve months and up 9.5% in three months, thanks to greater loyalty and transactionality of our customers.

    Credit card revenues, current account services and insurance fees were the highlights.

Profitability

    The return on average equity (ROAE), adjusted for goodwill, was 16.9% in 2017, 360 bps higher in twelve months, prompted by the strong growth in our revenues. In the quarter, ROAE reached 18.3%.

    Allowance for loan losses

    reached R$ 9,708 million in 2017, falling 7.2% in twelve months. This improvement is a testament to our solid risk management, which keeps the quality indicators of the loan portfolio under control.

    In three months, allowance for loan loss increased by 9.3%,due to strong commercial dynamics and a one-off case in the corporate segment.

    General expenses

    totaled R$ 19.167 million in 2017, up 7.0% in twelve months and growing 7.8% in three months, due to higher variable expenses and remuneration, which accompany the dynamics of greater commercial activity.

    The efficiency ratio for the year stood at 44.1%, representing the lowest level in the last 5 years, supported by our continued focus on productivity.

Earnings Release (BR GAAP) | 4Q17

BALANCE SHEET AND INDICATORS

    The total loan portfolio

    amounted to R$ 272,562 million in 2017, meaning an increase of 6.1% in twelve months (or up 5.9%, if we disregard the foreign exchange fluctuation effect). Our strategy has enabled us to outperform market growth, which is a major achievement against a challenging economic backdrop. In three months, the portfolio grew 3.6% (representing an expansion of 3.2%, disregarding the foreign exchange fluctuation). Among the segments, loans to individuals and the consumer finance portfolio stood out as the top performers. Loans to individuals totaled R$ 108,115 million at the end of December 2017, rising 18.3% in twelve months and increasing 5.7% in three months, driven by credit cards, payroll loans and agricultural loans.

    The consumer finance portfolio stood at R$ 41,884 million at the end of December 2017, advancing 20.4% in twelve months and expanding by 6.9% in three months, thus exceeding the market growth rate.

    The SME portfolio came to R$ 34,288 million in December 2017, an increase of 4.5% in twelve months and growth of 4.1% in three months (or rising 4.4% in twelve months and 3.8% in three months, disregarding the foreign exchange rate fluctuation effect). The corporate loan portfolio came to R$ 88,275 million, decreasing by 9.8% in twelve months and down 0.3% in three months (or a decline of 10.2% in twelve months and a 1.6% reduction in three months, disregarding the foreign exchange fluctuation effect).

    The expanded loan portfolio reached R$ 347,907 million, growing 7.8% in twelve months and increasing 3.4% in three months.

    Funding from clients

    amounted to R$ 307,619 million at the end of December 2017, climbing 3.1% in twelve months and reducing by 0.5% in three months. Savings deposits grew 12.5% in twelve months and increased by 5.2% in three months. Time deposits rose by 57.4% in twelve months, due to a decline in funding through financial bills, as noted earlier. In three months, these deposits fell by 3.0%, given the effect of a one-off transaction occurred in the last quarter.

    Total equity

    excluding R$ 631 million related to the goodwill balance, was R$ 58,869 million at the end of December 2017, up 5.9% in twelve months and down 4.4% in three months.

    Quality indicators

    At the end of December 2017, the over-90-day delinquency ratio reached 3.2% of the total loan portfolio, representing a decline of 20 bps in twelve months. The improvement in this ratio reflects our preemptive risk management, given the effectiveness of our mathematical models, which have been successful in keeping the quality indicators of the loan portfolio under control. On a quarterly basis, this indicator advanced 30 bps, impacted by a one-off case in the corporate segment.

    The BIS ratio stood at 15.8% in December 2017, decreasing 48 bps in twelve months and a reduction of 35 bps in three months.

Earnings Release (BR GAAP) | 4Q17

MANAGERIAL FINANCIAL STATEMENTS¹ (R$ million)	2017	2016	Var. 12M	4Q17	3Q17	Var. 3M

Net Interest Income	37,327	31,497	18.5%	9,498	9,863	-3.7%
Allowance for Loan Losses	(9,708)	(10,456)	-7.2%	(2,656)	(2,429)	9.3%
Net Interest Income after Loan Losses	27,619	21,041	31.3%	6,843	7,434	-8.0%
Fees	15,611	13,263	17.7%	4,239	3,871	9.5%
General Expenses	(19,167)	(17,919)	7.0%	(5,183)	(4,806)	7.8%
Personnel Expenses + Profit Sharing	(9,091)	(8,698)	4.5%	(2,367)	(2,319)	2.0%
Administrative Expenses²	(10,076)	(9,222)	9.3%	(2,816)	(2,487)	13.2%
Tax Expenses	(3,667)	(3,335)	10.0%	(955)	(914)	4.4%
Investments in Affiliates and Subsidiaries	25	7	n.a.	(1)	10	n.a.
Other Operating Income/Expenses	(5,819)	(4,306)	35.1%	(1,084)	(1,835)	-40.9%
Operating Income	14,602	8,750	66.9%	3,859	3,760	2.6%
Non Operating Income	(260)	36	n.a.	53	(35)	n.a.
Net Profit before Tax	14,342	8,785	63.2%	3,912	3,725	5.0%
Income Tax and Social Contribution	(3,996)	(1,330)	n.a.	(1,067)	(1,030)	3.6%
Minority Interest	(394)	(117)	n.a.	(93)	(110)	-15.2%
Net Profit	9,953	7,339	35.6%	2,752	2,586	6.4%

    1 Excluding 100% of the goodwill amortization expense, foreign exchange hedge effect and other adjustments, as described on pages 26 and 27.
    2 Excluding 100% of the goodwill amortization expense.

    Net Interest Income

    Net interest income totaled R$ 37,327 million in 2017, growing 18.5% in twelve months (or R$ 5,831 million) and falling 3.7% in three months.

    Revenues from loan operations advanced 12.1% in twelve months and rose by 6.6% in three months. The increase in revenues, in both periods, is associated with growth in volume and in the average spread. It should be noted that, in twelve months, we had a greater contribution from the segment mix, attributed to stronger growth of the share of individuals in the portfolio.

    Funding revenues climbed 31.2% in twelve months, as consequence of the liability management plan implemented in 2016, as previously mentioned. In three months, funding revenues grew 4.3%, mostly caused by an increase in the average volume.

    The "Other" interest income, which considers the result of the structural gap in the balance sheet interest rate and activities with treasury clients, among others, expanded by 32.9% in twelve months. In three months, these revenues declined by 29.7%, owing to lower income from market activities, which are volatile by nature.

Earnings Release (BR GAAP) | 4Q17

NET INTEREST INCOME (R$ million)	2017	2016	Var. 12M	4Q17	3Q17	Var. 3M

Net Interest Income	37,327	31,497	18.5%	9,498	9,863	-3.7%
Loan	24,203	21,583	12.1%	6,522	6,119	6.6%
Average volume	258,609	246,966	4.7%	266,917	259,439	2.9%
Spread (Annualized)	9.4%	8.7%	62 bps	9.7%	9.4%	34 bps
Funding	4,009	3,055	31.2%	1,054	1,010	4.3%
Average volume	251,725	221,099	13.9%	271,981	254,796	6.7%
Spread (Annualized)	1.6%	1.4%	21 bps	1.6%	1.6%	4 bps
Other¹	9,115	6,858	32.9%	1,922	2,733	-29.7%

     ¹ Including other margins and the result from financial transactions.

    Fees – Revenues from Banking Services

    Revenues from banking services and fees totaled R$ 15,611 million in 2017, reaching its highest level for the period, driven by greater customer loyalty and transactionality. These revenues grew 17.7% in twelve months (or R$ 2,348 million) and climbed 9.5% in three months (or R$ 368 million), primarily explained by higher revenues from: (i) credit cards and acquiring; (ii) current account services; and (iii) insurance fees.

    Credit card and acquiring fees totaled R$ 4,990 million in 2017, meaning growth of 22.2% in twelve months, mostly influenced by higher transaction volumes. In three months, these revenues climbed 13.2%, mainly attributed to higher interchange revenues, given the increase in revenues from year-end sales.

    Current account service fees came to R$ 2,908 million in the year, rising 30.3% in twelve months, influenced by growth in the loyalty customer base reflected in higher transactionality and the realignment of our products. In three months, these revenues went up 2.3%.

    Insurance fees stood at R$ 2,516 million in 2017, a 13.8% growth in twelve months, owing to the expansion of our product portfolio and credit life insurance, accompanying the credit dynamics. In three months, these fees were 24.2% higher, mostly caused by the seasonal effect of policy renewals, which are concentrated in the fourth quarter of the year.

    Collection services reached R$ 1,389 million in the year, advancing 13.5% in twelve months. In three months, these revenues increased by 1.5%.

    Brokerage, custody and placement fees totaled R$ 700 million in 2017, a 29.0% rise in twelve months and growth of 25.6% in three months. This improvement was sparked by higher revenues from securities placement.

    ¹ Including Asset Management, Securities Brokerage and Placement Services and Other. For more details, please refer to the Table of Revenues from Banking Services and Fees on page 11.

Earnings Release (BR GAAP) | 4Q17

FEES INCOME (R$ million)	2017	2016	Var. 12M	4Q17	3Q17	Var. 3M

Credit Cards and Acquiring	4,990	4,085	22.2%	1,410	1,246	13.2%
Insurance fees	2,516	2,211	13.8%	721	581	24.2%
Current Account Services	2,908	2,231	30.3%	764	747	2.3%
Asset Management	1,008	1,077	-6.4%	249	251	-0.7%
Lending Operations	1,491	1,427	4.5%	373	378	-1.4%
Collection Services	1,389	1,224	13.5%	365	360	1.5%
Securities Brokerage and Placement Services	700	543	29.0%	200	159	25.6%
Other	608	465	30.7%	157	150	4.8%
Total	15,611	13,263	17.7%	4,239	3,871	9.5%

    General Expenses (Administrative + Personnel)

    General expenses, including depreciation and amortization, came to R$ 19,167 million in 2017, registering growth of 7.0% (or R$ 1,248 million) in twelve months and 7.8% in three months, given higher variable expenses and compensation, accompanying the dynamics of greater commercial activity.

    Administrative and personnel expenses, excluding depreciation and amortization, totaled R$ 17,099 million in 2017, meaning growth of 5.9% in twelve months and 8.3% higher in three months.

    Personnel expenses, including profit-sharing, amounted to R$ 9,091 million in 2017, rising 4.5% in twelve months (or R$ 394 million) and up 2.0% in three months, largely as consequence of higher profit-sharing expenses, due to the meritocracy incentive aligned with the business performance. Expenses were also affected by the collective bargaining agreement that occurred in September 2017.

    Administrative expenses, excluding depreciation and amortization, totaled R$ 8,007 million in 2017, growing 7.6% in twelve months (or R$ 566 million) and 15.6% in three months (or R$ 306 million). These results mostly reflect higher expenses with: (i) data processing, additional technology expenses due to the reassessment of a new threshold for transactions; combined with (ii) advertising, promotions and publicity, as consequence of commercial actions in line with the commercial transformation of the business.

    Depreciation and amortization expenses were R$ 2,069 million, a 16.2% increase in twelve months and a 4.4% growth in three months.

Earnings Release (BR GAAP) | 4Q17

    The efficiency ratio reached 44.1% in 2017, showing an improvement of 418 bps in twelve months, thanks to our continued focus on increasing productivity, primarily influenced by the greater commercial activity. In the quarter, this indicator came to 44.3%, rising 59 bps in three months

EXPENSES' BREAKDOWN (R$ million)	2017	2016	Var. 12M	4Q17	3Q17	Var. 3M

Outsourced and Specialized Services	2,187	2,179	0.4%	494	562	-12.1%
Advertising, promotions and publicity	573	436	31.3%	218	167	30.3%
Data processing	1,927	1,596	20.8%	678	418	62.1%
Communications	434	490	-11.3%	109	112	-2.6%
Rentals	728	748	-2.6%	180	179	0.7%
Transport and Travel	177	210	-15.7%	42	46	-8.3%
Security and Surveillance	611	691	-11.5%	159	154	3.2%
Maintenance	233	253	-7.7%	62	56	10.0%
Financial System Services	283	251	12.8%	74	70	5.9%
Water, Electricity and Gas	181	207	-12.2%	47	39	21.6%
Material	64	68	-6.2%	18	17	7.7%
Other	609	313	94.2%	184	139	32.3%
Subtotal	8,007	7,441	7.6%	2,265	1,959	15.6%
Depreciation and Amortization¹	2,069	1,781	16.2%	551	527	4.4%
Total Administrative Expenses	10,076	9,222	9.3%	2,816	2,487	13.2%

Compensation²	5,996	5,654	6.0%	1,597	1,562	2.2%
Charges	1,638	1,571	4.3%	429	407	5.4%
Benefits	1,384	1,467	-5.7%	316	339	-6.8%
Training	60	70	-15.1%	22	17	32.4%
Other	15	(65)	n.a.	3	(6)	n.a.
Total Personnel Expenses	9,091	8,698	4.5%	2,367	2,319	2.0%

Administrative + Personnel Expenses (excludes depreciation and amortization)	17,099	16,139	5.9%	4,632	4,279	8.3%

Total General Expenses	19,167	17,919	7.0%	5,183	4,806	7.8%

    1 Excluding 100% of the goodwill amortization expenses, which totaled R$ 166 million in 4Q17, R$ 457 million in 3Q17 and R$ 451 million in 4Q16.
    2 Including Profit-Sharing.

Earnings Release (BR GAAP) | 4Q17

    Allowance for Loan Losses

    Allowance for loan losses totaled R$ 9,708 million in 2017, representing a decrease of 7.2% in twelve months (or R$ 748 million) and an increase of 9.3% in three months.

    Provision for loan losses amounted to R$ 12,314 million in the year, declining by 7.4% in twelve months (or R$ 977 million). This improvement proves the strength of our risk management, which keeps the loan portfolio quality indicators under control.

    In three months, these expenses reached R$ 3,303 million, advancing 8.3%, influenced by loan portfolio growth, due to strong commercial dynamics and a specific case in the corporate segment.

    Income from the recovery of written-off loans amounted to R$ 2,605 million in 2017, down 8.1% in twelve months. In three months, these revenues went up 4.1%.

    Other Operating Income and Expenses

    Other net operating income and expenses came to R$ 5,819 million in 2017.

OTHER OPERATING INCOME (EXPENSES) (R$ million)	2017	2016	Var. 12M	4Q17	3Q17	Var. 3M

Expenses from credit cards	(1,700)	(1,204)	41.2%	(507)	(417)	21.8%
Net Income from Capitalization	358	320	12.0%	87	89	-2.3%
Provisions for contingencies¹	(2,038)	(1,615)	26.2%	(518)	(375)	38.3%
Other	(2,439)	(1,806)	35.0%	(146)	(1,132)	-87.1%
Other operating income (expenses)	(5,819)	(4,306)	35.1%	(1,084)	(1,835)	-40.9%
    1 Including tax, civil and labor provisions.

Earnings Release (BR GAAP) | 4Q17

    Balance Sheet

    Total assets reached R$ 683,732 million at the end of December 2017, a 2.6% decline in twelve months and a 1.0% rise in three months. Total equity was R$ 59,500 million in the same period. Excluding the goodwill balance, total equity stood at R$ 58,869 million.

ASSETS	Dec/17	Dec/16	Var.	Sep/17	Var.
(R$ million)			12M		3M

Current Assets and Long-term Assets	672,561	688,673	-2.3%	664,984	1.1%
Cash and Cash Equivalents	11,234	5,723	96.3%	7,080	58.7%
Interbank Investments	46,761	59,669	-21.6%	49,963	-6.4%
Money Market Investments	34,484	47,479	-27.4%	43,787	-21.2%
Interbank Deposits	2,862	1,191	140.4%	1,503	90.4%
Foreign Currency Investments	9,415	11,000	-14.4%	4,673	101.5%
Securities and Derivative Financial Instruments	171,730	169,590	1.3%	182,557	-5.9%
Own Portfolio	59,203	60,041	-1.4%	69,296	-14.6%
Subject to Repurchase Commitments	71,038	70,175	1.2%	73,001	-2.7%
Posted to Central Bank of Brazil	2,368	3,045	-22.2%	2,179	8.6%
Pledged in Guarantees	12,483	12,250	1.9%	18,007	-30.7%
Other	26,637	24,079	10.6%	20,074	32.7%
Interbank Accounts	82,504	62,900	31.2%	68,277	20.8%
Restricted Deposits:	63,057	61,368	2.8%	66,423	-5.1%
-Central Bank of Brazil	62,781	61,199	2.6%	66,149	-5.1%
-National Housing System	276	170	62.6%	274	0.6%
Other	19,447	1,532	n.a.	1,854	n.a.
Lending Operations	255,486	239,190	6.8%	246,068	3.8%
Lending Operations	272,642	256,898	6.1%	263,040	3.7%
Lending Operations Related to Assignment	306	624	-51.0%	355	-13.8%
(Allowance for Loan Losses)	(17,462)	(18,333)	-4.7%	(17,327)	0.8%
Other Receivables	102,540	148,992	-31.2%	108,572	-5.6%
Foreign Exchange Portfolio	55,048	87,044	-36.8%	46,004	19.7%
Income Receivable	26,160	26,767	-2.3%	26,915	-2.8%
Other	21,332	35,181	-39.4%	35,654	-40.2%
Other Assets	2,306	2,609	-11.6%	2,467	-6.5%
Permanent Assets	11,172	13,031	-14.3%	11,784	-5.2%
Temporary Assets	371	178	108.6%	391	-5.0%
Fixed Assets	6,396	7,551	-15.3%	7,060	-9.4%
Intangibles	4,405	5,303	-16.9%	4,334	1.6%
Goodwill net of amortization	631	2,174	-71.0%	795	-20.6%
Other Assets	3,774	3,129	20.6%	3,539	6.6%
Total Assets	683,732	701,705	-2.6%	676,768	1.0%

Total Assets (excluding goodwill)	683,101	699,531	-2.3%	675,973	1.1%

Earnings Release (BR GAAP) | 4Q17

LIABILITIES (R$ million)	Dec/17	Dec/16	Var. 12M	Sep/17	Var. 3M

Current Liabilities and Long-term Liabilities	621,824	640,843	-3.0%	611,637	1.7%
Deposits	203,532	145,705	39.7%	204,118	-0.3%
Demand Deposits	17,177	16,006	7.3%	15,980	7.5%
Savings Deposits	40,572	36,051	12.5%	38,570	5.2%
Interbank Deposits	3,292	3,122	5.4%	2,701	21.9%
Time Deposits and Others	142,491	90,525	57.4%	146,867	-3.0%
Money Market Funding	129,962	160,924	-19.2%	141,526	-8.2%
Own Portfolio	97,173	123,578	-21.4%	104,607	-7.1%
Third Parties	258	5,795	-95.5%	2,457	-89.5%
Free Portfolio	32,531	31,551	3.1%	34,461	-5.6%
Funds from Acceptance and Issuance of Securities	76,656	105,170	-27.1%	78,143	-1.9%
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	71,496	95,122	-24.8%	72,758	-1.7%
Funding from Certificates of Structured Operations	1,990	1,236	61.1%	1,540	29.3%
Securities Issued Abroad	1,993	7,722	-74.2%	2,700	-26.2%
Other	1,177	1,090	8.0%	1,145	2.8%
Interbank Accounts	264	44	501.0%	1,571	-83.2%
Interbranch Accounts	4,275	3,887	10.0%	3,051	40.1%
Borrowings	33,471	30,600	9.4%	26,235	27.6%
Domestic Onlendings - Official Institutions	16,636	16,803	-1.0%	16,934	-1.8%
National Economic and Social Development Bank (BNDES)	9,460	9,423	0.4%	9,577	-1.2%
National Equipment Financing Authority (FINAME)	6,845	7,041	-2.8%	7,070	-3.2%
Other Institutions	330	339	-2.6%	287	15.1%
Derivative Financial Instruments	20,681	19,945	3.7%	18,952	9.1%
Other Payables	136,347	157,766	-13.6%	121,107	12.6%
Foreign Exchange Portfolio	55,318	86,753	-36.2%	46,426	19.2%
Tax and Social Security	4,870	11,594	-58.0%	5,185	-6.1%
Subordinated Debts	519	466	11.4%	505	2.7%
Debt Instruments Eligible to Compose Capital	8,440	8,315	1.5%	8,011	5.4%
Other	67,200	50,638	32.7%	60,980	10.2%
Deferred Income	511	565	-9.4%	506	1.2%
Minority Interest	1,897	2,526	-24.9%	2,268	-16.4%
Equity	59,500	57,772	3.0%	62,359	-4.6%
Total Liabilities	683,732	701,705	-2.6%	676,768	1.0%

Equity (excluding goodwill)	58,869	55,598	5.9%	61,564	-4.4%

    Securities

    Total securities amounted to R$ 171,730 million at the end of December 2017, climbing 1.3% in twelve months, influenced by growth in public securities. In three months, there was a decrease of 5.9%.

SECURITIES (R$ million)	Dec/17	Dec/16	Var. 12M	Sep/17	Var. 3M

Public securities	130,106	124,965	4.1%	142,346	-8.6%
Private securities	20,080	20,549	-2.3%	20,139	-0.3%
Financial instruments	21,544	24,076	-10.5%	20,072	7.3%
Total	171,730	169,590	1.3%	182,557	-5.9%

Earnings Release (BR GAAP) | 4Q17

    Loan Portfolio

    The loan portfolio totaled R$ 272,562 million at the end of December 2017, growing 6.1% in twelve months (or R$ 15,679 million) and expanding by 3.6% in three months. Disregarding the impact of the exchange rate fluctuation, the total loan portfolio would have increased by 5.9% in twelve months and 3.2% in three months.

    The balance of the foreign currency portfolio, including dollar-indexed loans, was R$ 28,904 million at the end of December 2017, meaning a reduction of 15.9% relative to the balance of R$ 34,352 million recorded in December 2016 and 4.0% lower compared to the balance of R$ 30,093 million in September 2017.

    In three months, growth in the loan portfolio was mostly influenced by the Individuals and Consumer Finance portfolios. The SME portfolio showed growth for the third consecutive quarter. On the other hand, the Corporate portfolio remained practically stable.

    At the end of December 2017, the Corporate portfolio accounted for 32.4% of the total portfolio, a reduction of 570 bps in twelve months. The Individuals portfolio had a 39.7% share of the total portfolio rising 410 bps in twelve months, the Consumer Finance segment represented 15.4% of the portfolio growing 180 bps in comparison with the previous year, while the SME portfolio accounted for 12.6% of the portfolio (down 20 bps in the 12-month period).

Earnings Release (BR GAAP) | 4Q17

MANAGERIAL BREAKDOWN OF CREDIT BY SEGMENT (R$ million)	Dec/17	Dec/16	Var. 12M	Sep/17	Var. 3M

Individuals	108,115	91,414	18.3%	102,263	5.7%
Consumer Finance	41,884	34,777	20.4%	39,178	6.9%
SMEs¹	34,288	32,799	4.5%	32,945	4.1%
Corporate¹	88,275	97,893	-9.8%	88,579	-0.3%
Total portfolio	272,562	256,883	6.1%	262,965	3.6%
Other credit related transactions²	75,345	65,900	14.3%	73,444	2.6%
Total expanded credit portfolio	347,907	322,783	7.8%	336,409	3.4%

    ¹ As of 1Q17, in light of changes of customers turnover, we reclassified the loan portfolio between SMEs and Corporate segments. We also have changed the 2016 information in order to give better comparison.

    ² Including debentures, FIDC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees.

    The expanded loan portfolio, which includes other credit risk transactions, acquiring-activities related assets and guarantees, totaled R$ 347,907 million at the end of December 2017, a 7.8% increase in twelve months (or R$ 25,124 million) and a 3.4% growth in three months. Excluding the impact of exchange rate fluctuation, the expanded loan portfolio would have grown by 7.7% in twelve months and increased 3.1% in three months.

    Loans to Individuals

    Loans to individuals amounted to R$ 108,115 million at the end of December 2017, expanding by 18.3% (or R$ 16,701 million) in twelve months and up 5.7% in three months. The portfolio growth in twelve months is largely explained by payroll loans, credit card and agricultural loans.

    The payroll loans portfolio came to R$ 25,616 million, climbing 36.7% in twelve months (or R$ 6,871 million) and advancing 7.0% in three months. The digital payroll loans platform has supported the growth of this portfolio. This innovation reinforces our strategy of providing a better experience for our customers.

    The credit card portfolio reached R$ 24,421 million, representing growth of 18.1% in twelve months (or R$ 3,744 million). Throughout 2017 we strengthened our credit card portfolio through innovative solutions and partnerships, consistently enhancing the customer experience. In three months, this portfolio increased by 11.8%, driven by the seasonal effect of year-end sales.

    The mortgage loan balance was R$ 28,112 million, expanding by 3.5% in twelve months and rising 3.2% in three months. We remain focused on offering simpler and faster services, with digital solutions to ensure a more delightful customer experience.

The agricultural loan balance was R$ 5,239 million, up 52.9% in twelve months and 7.9% higher in three months.

Earnings Release (BR GAAP) | 4Q17

Consumer Finance

    The consumer finance portfolio, which is originated outside the branch network, totaled R$ 41,884 million at the end of December 2017, growing 20.4% in twelve months (or R$ 7,107 million) and rising 6.9% in three months. Of this total portfolio, R$ 34,387 million refers to vehicle financing for individuals, meaning an increase of 21.4% in twelve months.

    The total vehicle portfolio for individuals, which includes operations carried out by both the financial unit (correspondent banks) as well as by Santander's branch network, climbed 20.0% in twelve months and advanced 5.3% in three months, amounting to R$ 36,238 million in December of 2017. Growth in the portfolio reflects the increase in our sales, mainly owing to +Negócios.

    Our digital platform +Negócios, which is focused on vehicle financing, continues to fuel the expansion of our business, registering growth of 60% in unique simulations compared to December 2016.

    Meanwhile, our digital platform +Vezes, which caters to the consumer goods segment (or "CDC") has already reached 175 thousand unique simulations per month. This innovation places us in a better position to capture business opportunities.

    Corporate & SMEs Loans

    The Corporate & SMEs loan portfolio stood at R$ 122,563 million in December 2017, down 6.2% in twelve months (or R$ 8,129 million) and up 0.9% in three months.

    The Corporate loan portfolio totaled R$ 88,275 million, falling 9.8% (or R$ 9,618 million) in twelve months and a 0.3% reduction in three months (decreasing 10.2% in twelve months and declining 1.6% in three months, disregarding the effect of exchange rate fluctuation).

    Loans to the SMEs segment amounted to R$ 34,288 million, representing an increase of 4.5% (or R$ 1,489 million) in twelve months and a 4.1% rise in three months, recording growth for the 3rd consecutive quarter.

    In line with our purpose of helping people and businesses prosper, we continue to strengthen our commitment to this segment with differentiated offerings, such as "Conta Integrada" and "Programa Avançar". On top of that, we also broadened the scope of our specialized services and focused on sector-oriented offers. All these actions, associated with the recovery of economic activity, provide us with an even more solid foundation to expand our portfolio and promote growth in our customer base and loyalty.

Earnings Release (BR GAAP) | 4Q17

    Individuals and Corporate & SMEs Loan Portfolio by Product

MANAGERIAL BREAKDOWN OF CREDIT PORTFOLIO BY PRODUCT (R$ million)	Dec/17	Dec/16	Var. 12M	Sep/17	Var. 3M

Individuals
Leasing / Auto Loans¹	1,852	1,875	-1.2%	1,813	2.1%
Credit Card	24,421	20,677	18.1%	21,850	11.8%
Payroll Loans	25,616	18,745	36.7%	23,950	7.0%
Mortgages	28,112	27,153	3.5%	27,251	3.2%
Agricultural Loans	5,239	3,427	52.9%	4,854	7.9%
Personal Loans / Others	22,875	19,537	17.1%	22,546	1.5%
Total Individuals	108,115	91,414	18.3%	102,263	5.7%
	-	-	0	-	0
Consumer Finance	41,884	34,777	20.4%	39,178	6.9%

Corporate and SMEs
Leasing / Auto Loans	2,784	2,783	0.0%	2,747	1.4%
Real Estate	6,577	9,337	-29.6%	7,530	-12.7%
Trade Finance	17,379	20,339	-14.6%	22,821	-23.8%
On-lending	13,919	12,891	8.0%	11,603	20.0%
Agricultural Loans	6,320	5,531	14.3%	7,068	-10.6%
Working capital / Others	75,584	79,810	-5.3%	69,755	8.4%
Total Corporate and SMEs	122,563	130,692	-6.2%	121,523	0.9%

Total Credit	272,562	256,883	6.1%	262,965	3.6%
Other Credit Risk Transactions with customers²	75,345	65,900	14.3%	73,444	2.6%

Total Expanded Credit Portfolio	347,907	322,783	7.8%	336,409	3.4%

    1 Including consumer finance, the auto loan portfolio for individuals totaled R$ 36,238 million in Dec/17, R$ 34,419 million in Sep/17 and R$ 30,196 million in Dec/16.
    2 Including debentures, FIDC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees.

    Coverage Ratio

    The balance of allowance for loan losses amounted to R$ 17,462 million at the end of December 2017, declining 4.7% in twelve months and up 0.8% in three months. This improvement accompanies the growth rate of our portfolio rate and further confirms that we maintain adequate provisioning levels.

    The coverage ratio reached 202% at the end of December 2017, down 950 bps in twelve months and 2,730 bps lower in three months. These changes were impacted by a one-off case occurred in this quarter in the corporate segment.

Earnings Release (BR GAAP) | 4Q17

    Renegotiated Loan Portfolio

    Loan renegotiations totaled R$ 13,656 million in December 2017, increasing by 1.2% in twelve months and 0.4% higher in three months. These operations comprise loan agreements that were renegotiated to enable their payment under conditions agreed upon with customers, including renegotiations of loans that had already been written-off in the past.

    At the end of December, the coverage ratio of the renegotiated portfolio reached 58.0%, a level considered adequate for these types of operations.

    Credit Portfolio by Risk Level

    We operate in accordance with our risk culture and international best practices, in order to protect our capital and guarantee the profitability of our businesses.

    Our credit approval process, particularly the approval of new loans and risk monitoring, is structured according to our classification of customers and products, centered around our retail and wholesale segments.

    At the end of December 2017, portfolios rated “AA” and “A” accounted for 76% of the total loan portfolio.

    NPL Formation

    NPL Formation came to R$ 3,806 million, increasing by 33.2% in twelve months and climbing 14.9% in three months. These changes were impacted by a one-off case in the corporate segment.

    The ratio between NPL Formation and the loan portfolio reached 1.4%, rising 30 bps in twelve months and 10 bps in three months.

     Note: NPL Formation is obtained from the change in balance of the non-performed portfolio over 90 days and the loan book under renegotiation, disregarding the portfolio written-off as loss in the period.

Earnings Release (BR GAAP) | 4Q17

    Delinquency Ratio (Over-90-Day)

    The over-90-day delinquency ratio reached 3.2% at the end of December 2017, declining 20 bps in twelve months. The improvement in this ratio reflects our preemptive risk management, given the effectiveness of our mathematical models, which have been successful in keeping the quality indicators of the loan portfolio under control. In the quarter, the ratio increased by 30 bps, impacted by a one-off case in the corporate segment. The Corporate & SMEs segment came to 2.5% in the period.

    The delinquency ratio among individuals was 3.7%, reaching its lowest level in history, improving by 39 bps in twelve months and remaining stable in three months.

    Delinquency Ratio (15-to-90 Day)

    The 15-to-90-day delinquency ratio stood at 4.2% at the end of December 2017, reducing by 14 bps in twelve months and declining 29 bps in three months. These improvements reflect our active and preemptive risk management, with deeper knowledge of the customer life cycle.

    Delinquency among individuals decreased by 36 bps in twelve months and went down 9 bps in three months, reaching 5.7%, indicating that our risk model has been highly effective.

    In the Corporate & SMEs segment, the ratio dropped by 30 bps in twelve months and was 58 bps lower in three months, at 2.5%.

Earnings Release (BR GAAP) | 4Q17

FUNDING (R$ million)	Dec/17	Dec/16	Var. 12M	Sep/17	Var. 3M

Demand deposits	17,177	16,006	7.3%	15,980	7.5%
Saving deposits	40,572	36,051	12.5%	38,570	5.2%
Time deposits	142,481	90,525	57.4%	146,867	-3.0%
Debenture/LCI/LCA¹	70,470	90,426	-22.1%	68,731	2.5%
Financial Bills²	36,918	65,393	-43.5%	39,095	-5.6%
Funding from clients	307,619	298,402	3.1%	309,244	-0.5%

     ¹ Repo operations backed by Debentures, Real Estate Credit Notes (LCI) and Agricultural Credit Notes (LCA).
    ² Including Certificates of Structured Operations (COE).

    Total customer funding amounted to R$ 307,619 million at the end of December 2017, growing 3.1% in twelve months (or R$ 9,217 million) and declining 0.5% in three months. Saving deposits grew by 12.5% in twelve months and rose 5.2% in three months. Time deposits advanced 57.4% in twelve months, due to a reduction in funding with financial bills, as already noted. In three months, these deposits decreased by 3.0%, given the effect of a one-off operation occurred in the last quarter.

    Credit/Funding Ratio

FUNDING VS. CREDIT (R$ million)	Dec/17	Dec/16	Var. 12M	Sep/17	Var. 3M

Funding from customers (A)	307,619	298,402	3.1%	309,244	-0.5%
(-) Reserve Requirements	(62,781)	(61,199)	2.6%	(66,149)	-5.1%
Funding Net of Reserve Requirements	244,838	237,204	3.2%	243,095	0.7%
Borrowing and Onlendings	17,251	17,249	0.0%	17,419	-1.0%
Subordinated Debts	8,959	8,781	2.0%	8,516	5.2%
Offshore Funding	34,848	37,876	-8.0%	28,450	22.5%
Total Funding (B)	305,895	301,110	1.6%	297,481	2.8%
Assets under management¹	292,715	251,042	16.6%	296,043	-1.1%
Total Funding and Asset under management	598,611	552,152	8.4%	593,524	0.9%
Total Credit (C)	272,562	256,883	6.1%	262,965	3.6%
C / B (%)	89.1%	85.3%		88.4%
C / A (%)	88.6%	86.1%		85.0%

    ¹ According to ANBIMA criteria.

    The loan portfolio to customer funding ratio was 88.6% at the end of December 2017, a 252 bps increase in twelve months and a 357 bps rise in three months.

    The liquidity metric adjusted for the impact of reserve requirements and medium/long-term funding came to 89.1% in December 2017, growing 379 bps in twelve months and 71 bps higher in three months.

    The Bank is in a comfortable liquidity situation, with stable funding sources and an adequate funding structure.

Earnings Release (BR GAAP) | 4Q17

      BIS Ratio

      The BIS ratio was 15.8% at the end of December 2017, a reduction of 48 bps in twelve months and a decrease of 35 bps in three months, 533 bps higher than the sum of the minimum Regulatory Capital and Capital Conservation requirements.

      CET1 stood at 13.6%, down 42 bps in twelve months and 54 bps lower in three months.

      The change in the three-month period is largely explained by dividends and interest on capital apportioned for payment in the amount of R$ 4.8 billion in December 2017.

      The twelve-month decline in the ratio is mainly attributed to the increase in RWA for Credit Risk and the impact of capital deductions, according to the Basel III schedule.

      It is important to note that, as of January 2018, the capital requirement will change from 9.25% to 8.625% + conservation capital of 1.875% + additional CET1 for systemically important financial institutions in the Brazilian market of 0.5%, totaling 11%. For Tier Capital I it is at 8.375%, while for CET1 it is at 6.875%.

OWN RESOURCES AND BIS (R$ million)	Dec/17	Dec/16	Var. 12M	Sep/17	Var. 3M

Tier I Regulatory Capital	56,386	56,264	0.2%	60,428	-6.7%
CET1	52,197	52,137	0.1%	56,417	-7.5%
Additional Tier I	4,189	4,127	1.5%	4,011	4.4%
Tier II Regulatory Capital	4,250	4,281	-0.7%	4,000	6.3%
Adjusted Regulatory Capital (Tier I and II)	60,636	60,545	0.2%	64,428	-5.9%
Risk Weighted Assets (RWA)	383,133	371,337	3.2%	398,302	-3.8%
Required Regulatory Capital	35,440	36,670	-3.4%	36,843	-3.8%
Adjusted Credit Risk Capital requirement	30,034	31,310	-4.1%	30,430	-1.3%
Market Risk Capital requirement	2,392	2,389	0.1%	3,399	-29.6%
Operational Risk Capital requirement	3,014	2,971	1.4%	3,014	0.0%
Basel Ratio	15.83%	16.30%	-48 bps	16.18%	-35 bps
Tier I	14.72%	15.15%	-43 bps	15.17%	-45 bps
CET1	13.62%	14.04%	-42 bps	14.16%	-54 bps
Tier II	1.11%	1.15%	-4 bps	1.01%	10 bps

Earnings Release (BR GAAP) | 4Q17

Corporate Governance

Santander Brasil has a free float of 10.23% and is currently listed on the traditional segment of B3 - Brasil, Bolsa, Balcão. The Bank adopts the best practices in corporate governance, such as holding periodic meetings with the market, disclosing information on its Investor Relations website, Board of Directors comprised of 50% independent members, independent committees reporting to the board, among others.

      Simplified Ownership Structure

      Ownership Structure

      Santander’s ownership structure, as of December 31st, 2017:

OWNERSHIP STRUCTURE	Common shares (thousand)%		Preferred shares (thousand)%		Total shares (thousand)	Total %

Santander Group ¹	3,443,237	90.17%	3,276,573	89.04%	6,719,810	89.62%
Treasury Shares	5,845	0.15%	5,845	0.16%	11,689	0.16%
Free Float	369,614	9.68%	397,418	10.80%	767,032	10.23%
Total	3,818,695	100.00%	3,679,836	100.00%	7,498,531	100.00%

      ¹ Considering the shareholding positions of: Grupo Empresarial Santander S.L. and Sterrebeeck B.V., as well as shares owned by Management.

      In 2017, Santander Brasil apportioned R$ 2.5 billion in dividends and R$ 3.8 billion in interest on capital (IoC), totaling R$ 6.3 billion. IoC was paid in three installments1 of R$ 500 million each during the year, while the remaining R$ 2.3 billion will be paid starting on February 26th, 2018, together with dividends amounting to R$ 2.5 billion.

      ¹ Paid on May 26th, 2017, August 25th, 2017, and October 26th, 2017.

      Stock Performance

SANB11	2017	2016	Var.	4Q17	3Q17	Var.
			12M			3M

Earnings (annualized) per unit (R$)¹	2.64	1.95	35.0%	2.85	2.76	3.4%
Dividend + Interest on capital per unit (R$)¹	1.68	1.40	20.4%	1.28	0.27	380.5%
Unit closing price (R$)²	30.66	29.53	3.8%	30.66	27.64	10.9%
Book Value per unit (R$)¹,³	15.73	14.80	6.2%	15.73	16.43	-4.3%
Market Capitalization (R$ bi)[4]	114.77	110.91	3.5%	114.77	103.58	10.8%

      1 Considers the number of Units disregarding treasury shares at the end of the period.
      2 Closing price at the end of the period.
      3 Book Value excludes goodwill.
      4 Market Capitalization: Total Units (Unit = 1 Common + 1 Preferred) x Unit closing price at the end of the period.

      1 Stock Swap Offer completed on October 30th, 2014

Earnings Release (BR GAAP) | 4Q17

      Rating Agencies

      Santander is rated by international rating agencies and the ratings it receives reflect several factors, including the quality of its management, its operational performance and financial strength, as well as other variables related to the financial sector and the economic environment in which the company operates, with its long-term foreign currency rating limited to the sovereign rating. The table below presents the ratings assigned by Standard & Poor's and Moody's:

	Global Scale				National Scale

Ratings	Local Currency		Foreign Currency		National
	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term
Standard & Poor’s¹ (outlook)	BB- (stable)	B	BB- (stable)	B	brAA- (negative)	brA-1+

Moody's² (outlook)	Ba1 (negative)	NP	Ba3 (stable)	NP	Aaa.br	Br-1

       1Latest Credit Rating Analysis: January 11th, 2018.
       2Latest Credit Rating Analysis: December 6th, 2017.

Earnings Release (BR GAAP) | 4Q17

      Accounting and Managerial Results Reconciliation

      For a better understanding of BR GAAP results, the reconciliation between the accounting result and the managerial result is presented below.

ACCOUNTING AND MANAGERIAL	2017	Reclassifications						2017
RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amort. of goodwill³	Profit Sharing	FX variation[4]	Other events[5]	Managerial

Net Interest Income	38,726	808	(2,605)	-	-	(94)	492	37,327
Allowance for Loan Losses	(11,779)	-	2,619	-	-	(57)	(492)	(9,708)
Net Interest Income after Loan Losses	26,947	808	14	-	-	(150)	-	27,619
Fees	15,611	-	-	-	-	-	-	15,611
General Expenses	(19,356)	-	-	1,535	(1,460)	-	114	(19,167)
Personnel Expenses	(7,631)	-	-	-	(1,460)	-	-	(9,091)
Administrative Expenses	(11,725)	-	-	1,535	-	-	114	(10,076)
Tax Expenses	(3,587)	(79)	-	-	-	-	-	(3,667)
Investments in Affiliates and Subsidiaries	25	-	-	-	-	-	-	25
Other Operating Income/Expenses	(6,252)	-	(14)	-	-	150	296	(5,819)
Operating Income	13,388	729	(0)	1,535	(1,460)	-	410	14,602
Non Operating Income	(260)	-	-	-	-	-	-	(260)
Net Profit before Tax	13,128	729	(0)	1,535	(1,460)	-	410	14,342
Income Tax and Social Contribution	(3,278)	(729)	-	-	-	-	12	(3,996)
Profit Sharing	(1,460)	-	-	-	1,460	-	-	-
Minority Interest	(394)	-	-	-	-	-	-	(394)
Net Profit	7,997	-	-	1,535	-	-	422	9,953

ACCOUNTING AND MANAGERIAL	2016	Reclassifications						2016
RESULTS RECONCILIATION (R$ million)	Accounting Pro Forma	Exchange Hedge¹	Credit Recovery²	Amort. of goodwill³	Profit Sharing	FX variation[4]	Other events[5]	Managerial

Net Interest Income	40,033	(6,715)	(2,835)	-	-	340	673	31,497
Allowance for Loan Losses	(13,240)	-	2,835	-	-	(283)	231	(10,456)
Net Interest Income after Loan Losses	26,793	(6,715)	-	-	-	57	905	21,041
Fees	13,263	-	-	-	-	-	-	13,263
General Expenses	(18,516)	-	-	1,806	(1,209)	-	-	(17,919)
Personnel Expenses	(7,489)	-	-	-	(1,209)	-	-	(8,698)
Administrative Expenses	(11,027)	-	-	1,806	-	-	-	(9,222)
Tax Expenses	(3,991)	657	-	-	-	-	-	(3,335)
Investments in Affiliates and Subsidiaries	7	-	-	-	-	-	-	7
Other Operating Income/Expenses	(3,799)	-	-	-	-	(57)	(450)	(4,306)
Operating Income	13,756	(6,058)	-	1,806	(1,209)	-	455	8,750
Non Operating Income	(414)	-	-	-	-	-	450	36
Net Profit before Tax	13,342	(6,058)	-	1,806	(1,209)	-	905	8,785
Income Tax and Social Contribution	(6,484)	6,058	-	-	-	-	(905)	(1,330)
Profit Sharing	(1,209)	-	-	-	1,209	-	-	-
Minority Interest	(117)	-	-	-	-	-	-	(117)
Net Profit	5,533	-	-	1,806	-	-	-	7,339

      ¹Foreign Exchange Hedge: under Brazilian tax rules, gains (losses) derived from exchange rate fluctuations on foreign currency investments are not taxable (tax deductible). This tax treatment leads to exchange rate exposure to taxes. An exchange rate hedge position was set up with the purpose of protecting the net profit from the impact of foreign exchange fluctuations related to this tax exposure.

      ²Credit Recovery: reclassified from revenue from loan operations to allowance for loan losses and, from 2017 onwards, it includes provision for guarantees provided.

      ³Amortization of Goodwill: reversal of goodwill amortization expenses.

      ⁴Exchange Rate Fluctuation: includes, in addition to the effect of the exchange rate fluctuation, reclassifications between different lines of the Bank’s results (other operating income/expenses, allowance for loan losses and non-operating result) for better comparability with previous quarters.

      5 Other events:

      2016

      4Q16: Net interest income: refers to the adjustment in the valuation of assets related to the impairment of securities.

      Allowance for loan losses: refers to the establishment of a complementary allowance for loan losses for Corporate clients.

      Income tax: benefit arising from the distribution of Interest on Capital ("IoC").

      Reclassification of the constitution of the productivity and efficiency fund from non-operating income to other operating expenses.

      2017

      3Q17:

      Adhesion to the installment payment program for outstanding taxes and social security debts (in accordance with Provisional Measure No. 783/2017).

      4Q17:

      Net Interest Income and Allowance for Loan Losses: reclassification between the lines referring to the adjustment in the valuation of assets related to the impairment of securities.

      Administrative Expenses and Other Operating Income and Expenses: adhesion to the installment payment program by the cities of São Paulo and Rio de Janeiro (R$ 9 million in administrative expenses, R$ 27 million in other operating expenses and R$ 179 million reversal in other operating income) and write-down of intangible assets due to impairment in the amount of R$ 306 million.

Earnings Release (BR GAAP) | 4Q17

ACCOUNTING AND MANAGERIAL	4Q17	Reclassifications						4Q17
RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amort. of goodwill³	Profit Sharing	FX variation[4]	Other events[5]	Managerial

Net Interest Income	8,435	1,469	(648)	-	-	(250)	492	9,498
Allowance for Loan Losses	(2,805)	-	615	-	-	26	(492)	(2,656)
Net Interest Income after Loan Losses	5,630	1,469	(33)	-	-	(224)	-	6,843
Fees	4,239	-	-	-	-	-	-	4,239
General Expenses	(5,001)	-	-	166	(357)	-	9	(5,183)
Personnel Expenses	(2,009)	-	-	-	(357)	-	-	(2,367)
Administrative Expenses	(2,991)	-	-	166	-	-	9	(2,816)
Tax Expenses	(811)	(144)	-	-	-	-	-	(955)
Investments in Affiliates and Subsidiaries	(1)	-	-	-	-	-	-	(1)
Other Operating Income/Expenses	(1,494)	-	33	-	-	224	154	(1,084)
Operating Income	2,562	1,326	(0)	166	(357)	-	163	3,859
Non Operating Income	53	-	-	-	-	-	-	53
Net Profit before Tax	2,615	1,326	(0)	166	(357)	-	163	3,912
Income Tax and Social Contribution	334	(1,326)	-	-	-	-	(75)	(1,067)
Profit Sharing	(357)	-	-	-	357	-	-	-
Minority Interest	(93)	-	-	-	-	-	-	(93)
Net Profit	2,498	-	(0)	166	-	-	88	2,752

ACCOUNTING AND MANAGERIAL	3Q17	Reclassifications						3Q17
RESULTS RECONCILIATION (R$ million)	Accounting	Exchange Hedge¹	Credit Recovery²	Amort. of goodwill³	Profit Sharing	FX variation[4]	Other events[5]	Managerial

Net Interest Income	11,799	(1,359)	(622)	-	-	45	-	9,863
Allowance for Loan Losses	(3,013)	-	620	-	-	(36)	-	(2,429)
Net Interest Income after Loan Losses	8,786	(1,359)	(2)	-	-	9	-	7,434
Fees	3,871	-	-	-	-	-	-	3,871
General Expenses	(4,930)	-	-	457	(438)	-	105	(4,806)
Personnel Expenses	(1,881)	-	-	-	(438)	-	-	(2,319)
Administrative Expenses	(3,049)	-	-	457	-	-	105	(2,487)
Tax Expenses	(1,047)	133	-	-	-	-	-	(914)
Investments in Affiliates and Subsidiaries	10	-	-	-	-	-	-	10
Other Operating Income/Expenses	(1,970)	-	2	-	-	(9)	142	(1,835)
Operating Income	4,720	(1,227)	0	457	(438)	-	247	3,760
Non Operating Income	(35)	-	-	-	-	-	-	(35)
Net Profit before Tax	4,686	(1,227)	0	457	(438)	-	247	3,725
Income Tax and Social Contribution	(2,343)	1,227	-	-	-	-	87	(1,030)
Profit Sharing	(438)	-	-	-	438	-	-	-
Minority Interest	(110)	-	-	-	-	-	-	(110)
Net Profit	1,795	-	-	457	-	-	334	2,586

      ¹ Foreign Exchange Hedge: under Brazilian tax rules, gains (losses) derived from exchange rate fluctuations on foreign currency investments are not taxable (tax deductible). This tax treatment leads to exchange rate exposure to taxes. An exchange rate hedge position was set up with the purpose of protecting the net profit from the impact of foreign exchange fluctuations related to this tax exposure.
      ² Credit Recovery: reclassified from revenue from loan operations to allowance for loan losses and, from 2017 onwards, it includes provision for guarantees provided.

      ³ Amortization of Goodwill: reversal of goodwill amortization expenses.
      4 Exchange Rate Fluctuation: includes, in addition to the effect of the exchange rate fluctuation, reclassifications between different lines of the Bank’s results (other operating income/expenses, allowance for loan losses and non-operating result) for better comparability with previous quarters.
      5 Other events: 2016

      4Q16: Net interest income: refers to the adjustment in the valuation of assets related to the impairment of securities. Allowance for loan losses: refers to the establishment of a complementary allowance for loan losses for Corporate clients. Income tax: benefit arising from the distribution of Interest on Capital ("IoC").

      Reclassification of the constitution of the productivity and efficiency fund from non-operating income to other operating expenses.

      2017

      3Q17:

      Adhesion to the installment payment program for outstanding taxes and social security debts (in accordance with Provisional Measure No. 783/2017). 4Q17:

      Net Interest Income and Allowance for Loan Losses: reclassification between the lines referring to the adjustment in the valuation of assets related to the impairment of securities. Administrative Expenses and Other Operating Income and Expenses: adhesion to the installment payment program by the cities of São Paulo and Rio de Janeiro (R$ 9 million in administrative expenses, R$ 27 million in other operating expenses and R$ 179 million reversal in other operating income) and write-down of intangible assets due to impairment in the amount of R$ 306 million.

Earnings Release (BR GAAP) | 4Q17

Information by Business Units

Cards

Turnover[1]
(R$ billion)

40.6
14.5
26.2
37.4
12.9
24.5
39.4
13.2
26.3
42.4
13.9
28.5
48.6
16.4
32.2
4Q16
1Q17
2Q17
3Q17
4Q17
Credit
Debit

Transactions[1]
(million)

468.9
245.0
223.9
442.5
226.6
215.9
470.3
233.7
236.7
490.1
249.2
241.0
566.1
285.3
280.7
4Q16
1Q17
2Q17
3Q17
4Q17
Credit
Debit

Getnet

Turnover
(R$ billion)

33.1
11.7
21.4
31.5
11.2
20.3
33.1
11.5
21.5
35.4
12.3
23.1
42.1
16.2
26.0
4Q16
1Q17
2Q17
3Q17
4Q17
Credit
Debit

Transactions[1]
(million)

394.4
184.7
209.7
348.6
180.4
168.2
367.8
189.6
178.2
403.0
203.2
199.8
464.0
267.0
197.0
4Q16
1Q17
2Q17
3Q17
4Q17
Credit
Debit

Real Estate

Loan Portfolio Evolution
(R$ billion)

36.5
26%
74%
34.8
22%
78%
34.7
19%
81%
4Q16
3Q17
4Q17
Individuals
Corporate

Distribution Channels[2]
(%)

14%
26%
60%
Brokers
"Repasse" Now Homes
Branches

Loan to Value[3]
(%)

57%
47%
61%
47%
60%
47%
Dec.16
Sep.17
Dec.17
Origination (quarterly average)
Loan Portfolio

      ¹ Cards turnover do not include withdrawal transactions, it only considers purchase volumes.
      ² Individuals' origination. ³ Ratio between Loans and Collateral Value.

Earnings Release (BR GAAP) | 4Q17

Consumer Finance

Total vehicle portfolio for Individuals[1] by channel
(R$ billion)

30,2
31,5
32,7
34,4
36,2
1,9
1,8
1,8
1,8
1,9
28,3
29,6
30,9
32,6
34,4
4Q16
1Q17
2Q17
3Q17
4Q17
Financial
Internal channel

Number of monthly simulations by +Negócios | Vehicles
(thousands)

589
849
906
960
942
4Q16
1Q17
2Q17
3Q17
4Q17

Market Share

Loan Portfolio[2]

Total

8,1 %
8,6 %
8,7 %
Nov.16
Sep.17
Nov.17

Cards[3]

Credit cards turnover

13,2 %
14,5 %
15,1 %
3Q16
2Q17
3Q17

Getnet[3]

Total turnover

9,8 %
11,2 %
11,5 %
3Q16
2Q17
3Q17

Payroll Loans[2]

Granted

10,7 %
13,5 %
12,9 %
Nov.16
Sep.17
Nov.17

SMEs[2]

Loans

8,6 %
8,8 %
11,0 %
3Q16
2Q17
3Q17

Financeira[2]

Loans

19,9 %
22,7 %
23,0 %
Nov.16
Sep.17
Nov.17

      1 Vehicle portfolio for Individuals, considers the Individuals' portfolio generated by the internal channel as well as by the Individuals' portfolio from the Consumer Finance segment.
      2 Brazilian Central Bank. ³ ABECS.

Santander
Earnings Release (BR GAAP) | 4Q17

Our purpose is to help people and businesses prosper. Our culture is based on the belief that everything we do should be:

Simple | Personal | Fair

      SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
      Date: January 31, 2018

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer